

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

MeadWestvaco Corporation Savings
and Employee Stock Ownership Plan for
Bargained Hourly Employees

Exact name of registrant
as specified in charter

0001159297

Registrant CIK Number

11-K

Electronic report, schedule or
registration statement of which
the documents are a part (give period
of report)

1-31215

SEC file number, if available

MeadWestvaco Corporation

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, June 20, 2011.

MeadWestvaco Corporation Savings and Employee
Stock Ownership Plan
for Bargained Hourly Employees
(Registrant)

By: [signature]
Robert E. Birkenholz
Vice President and Treasurer
MeadWestvaco Corporation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM______ TO______

COMMISSION FILE NUMBER 1-31215

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

MEADWESTVACO CORPORATION
SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
FOR BARGAINED HOURLY EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MEADWESTVACO CORPORATION
501 South 5th Street
Richmond, Virginia 23219-0501
Telephone: 804-444-1000

REQUIRED INFORMATION

The following financial statements and exhibits are furnished as part of the Form 11-K Annual Report for the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees ("Plan"):

TABLE OF CONTENTS

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included because they are not applicable.



Tel: 804-330-3092
Fax: 804-330-7753
www.bdo.com



300 Arboretum Place, Suite 520
Richmond, VA 23236

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
MeadWestvaco Corporation Savings and Employee
Stock Ownership Plan for Bargained Hourly Employees

We have audited the accompanying statements of net assets available for benefits of MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees (the Plan) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009 and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

BDO USA, LLP

Richmond, Virginia
June 20, 2011



MEADWESTVACO CORPORATION

SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FOR BARGAINED HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2010	December 31, 2009
Investments, at fair value:		
Interest in the MeadWestvaco Corporation Master Retirement Savings Trust	$255,128,004	$251,017,248
Receivables:		
Employer	140,465	101,007
Participants	356,659	636,391
Promissory notes from participants	18,251,639	16,440,899
Total receivables	18,748,763	17,178,297
Net assets available for benefits, at fair value	273,876,767	268,195,545
Adjustment from fair value to contract value for fully benefit-responsive contracts	81,528	2,080,537
Net assets available for benefits	$273,958,295	$270,276,082

The accompanying notes are an integral part of these financial statements.

MEADWESTVACO CORPORATION

SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FOR BARGAINED HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended

	December 31, 2010
Additions:	
Contributions:	
Participants	$ 12,909,353
Employer	6,866,852
Interest in net earnings of MeadWestvaco Corporation Master Retirement Savings Trust	5,875,322
Interest income - promissory notes from participants	775,834
Total additions	26,427,361
Deductions:	
Withdrawals and distributions to participants	(22,603,664)
Total deductions	(22,603,664)
Net increase in plan assets during the period	3,823,697
Transfer out	(141,484)
Net assets available for benefits:	
Beginning of year	270,276,082
End of year	$273,958,295

The accompanying notes are an integral part of these financial statements.

MEADWESTVACO CORPORATION

SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FOR BARGAINED HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan

Organization and Administration

The MeadWestvaco Corporation Savings and Employee Stock Ownership Plan ("ESOP") for Bargained Hourly Employees (the "Plan") is a defined contribution plan. The Northern Trust Company is the Plan's Trustee (the "Trustee"). The Plan is administered by the Benefit Plans Administration Committee and the Benefit Plans Investment Policy Committee, both of which are appointed by the Chief Executive Officer of MeadWestvaco Corporation (the "Company"). Plan participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Eligibility and Vesting

Generally, all bargained hourly employees of the Company are eligible to participate in the Plan. All participants vest immediately in participant contributions and Company matching contributions.

Contributions

Any eligible bargained hourly employee, after completion of the applicable probationary period, can make contributions to the Plan up to 50% of eligible compensation (straight-time earnings) in increments of 1%. Contributions may be: (1) before-tax, which are not considered to be current taxable income of the contributing participant; (2) after-tax, which are considered to be current taxable income of the contributing participant; or; (3) a combination of before-tax and after-tax. Additionally, beginning at age 50, catch-up contributions can be made up to a maximum of $5,500 for 2010. Under the Tax Reform Act of 1986, participants meeting the definition of highly-compensated employees are limited by certain rules set forth by the Internal Revenue Service ("IRS") as to the percentage of eligible compensation that they can defer.

Note 1 - Continued

The Plan also allows for employees who had tax deferred savings accounts with another employer to roll their funds into the Plan. Such funds can be rolled over directly from the other employer's plan, or from an Individual Retirement Account into which the employee had already deposited such funds. Participants may change their contribution levels as often as desired. Contributions are subject to certain limitations. The Company makes monthly cash contributions at a determined percentage of eligible compensation as specified in applicable participant collective bargaining agreements. Company contributions are invested in the MeadWestvaco Stock Fund. The Board of Directors of the Company may adjust the match percentage and may approve additional Company contributions at its discretion. The Company made no additional discretionary contributions during the 2010 plan year.

Investments and Account Balances

Plan participants may choose from among 23 funds in which to invest. The MeadWestvaco Corporation Retirement Savings Master Trust (the "Master Trust"), which was established on May 1, 1999, holds the assets of the Plan and the assets of the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees. Allocations of investment earnings are based on account balances, as defined. The Plan allows for diversification, within limits, of Company contributions made to the MeadWestvaco Stock Fund, beginning at age 55. Effective January 1, 2007, participants can diversify all Company matching contributions. Effective December 28, 2010, the Plan added the Vanguard Bond Index Short Term Fund as an additional investment vehicle.

Withdrawals

Under certain circumstances, a participant may request a withdrawal from his or her account subject to certain requirements. The minimum amount for an in-service withdrawal is $1,000. Withdrawals are generally paid in cash, but withdrawals from the MeadWestvaco Stock Fund are allowed in cash, shares, or a combination of both at the discretion of the participant. Distributions are based on the fair value of the participant's account as of the valuation date. In-service withdrawals may be taken by participants at any time while employed by the Company.


5

Note 1 - Continued

In-service withdrawals can come from: (1) an after-tax rollover account; (2) an after-tax contribution account, provided that after-tax contributions made on or after January 1, 2003, that have been matched, will not be eligible for withdrawal for a period of 24 months following their investment in the Plan; (3) a before-tax rollover account; (4) an account that includes pre-May 1998 Company matching contributions made on the participant's behalf if the participant was an employee of The Mead Corporation before January 1, 2003, and; (5) an account that includes pre-2003 Company matching contributions made on the participant's behalf if the participant was an employee of Westvaco Corporation before January 1, 2003, except that withdrawals from this sub-account may be taken only once every 36 months.

At age 59½, portions of an account balance, including before-tax contributions, may be withdrawn without penalty subject to the minimum withdrawal amount.

Hardship withdrawals are allowed for an immediate and heavy financial need as specified by the Tax Reform Act of 1986 only after all other resources, including Plan loans and withdrawals, have been exhausted. The amount of the withdrawal may not exceed the amount needed to satisfy the hardship plus any taxes, including penalty taxes or other fees, on the withdrawal. Hardship withdrawals are paid out in cash only and are taken first from an account that includes prior ESOP contributions and then from the participant's before-tax contribution account. If a hardship withdrawal is taken, contributions are suspended for six months.

A participant terminating employment with the Company for any reason may elect to receive a distribution of the entire value of his or her vested accounts at any time, or may elect to retain his or her accounts in the Plan in full until the attainment of age 70½, if the balance is $1,000 or greater. Terminated employees who leave their account balances in the Plan may take four partial distributions per year on either a non-scheduled or a periodic basis. The minimum withdrawal amount is $1,000 or the total value of the participant's account balance, whichever is less.



Note 1 - Continued

Transfers

Net transfers are due to employees moving from the Plan to the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees.

Promissory Notes from Participants

Participants who are current employees of the Company may obtain loans for any reason. Loans are limited to the lesser of $50,000 or 50% of the vested value of a participant's accounts with a minimum loan amount of $1,000. A participant's vested accounts in the Plan are the source of the funds for a loan. Repayments, including interest at a rate of one percent above the prime rate, established at the time of loan origination, are reinvested in a participant's vested account, in accordance with the participant's current investment election. Repayments are generally made through payroll deductions. Participants are restricted to two outstanding loans at any time, only one of which may be for the purchase of a primary residence. Loan terms range from 1-5 years except for loans for the purchase of a primary residence which may be for up to 15 years.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan or a determination by the Board of Directors to never again contribute to the Plan, Plan assets shall be distributed in accordance with the Plan document.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan were prepared under the accrual method of accounting.

Note 2 - Continued

Use of Estimates and Assumptions

In accordance with accounting principles generally accepted in the United States (GAAP), the preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

Allocation of Units of the Master Trust

Each month, the value of each individual plan's investment in the Master Trust is determined by specific contributions to that plan, net of withdrawals and distributions, and a proportionate allocation of Master Trust earnings. The Plan's interest in Master Trust earnings is comprised of interest and dividend income and the net appreciation (depreciation) in the fair value of investments. Net appreciation (depreciation) in the fair value of Master Trust investments consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

The allocation percentage of these earnings is calculated on the monthly valuation date by dividing the current plan's fund balance by the consolidated fund balance of both plans participating in the Master Trust.

Security Transactions and Valuations

The Master Trust's investments are stated at fair value, with the exception of its synthetic guaranteed investment contracts ("GICs") which are stated at fair value with an adjustment to contract value separately listed in the statements of net assets available for benefits. The fair value of a financial instrument is the amount that would be received to sell an asset in an orderly transaction between market participants at the measurement date (the exit price). Security transactions of the Master Trust are accounted for on the trade date. Investments in the Company's stock are valued at fair value based on the closing price on the valuation date as reported on the New York Stock Exchange. Mutual funds and collective trusts represent investments with various investment managers.

Note 2 - Continued

The respective fair values of these investments are determined by reference to the funds' underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at net asset value as of December 31, 2010 and December 31, 2009. Units held in collective trusts are valued at the unit value as reported by the investment managers, which is based on the quoted market value of underlying assets or market interest rates and quoted values for similar securities, as of December 31, 2010 and December 31, 2009. Short term investments are stated at cost which approximates fair value. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

In September 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-25, "Reporting Loans to Participants by Defined Contribution Pension Plans" (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Previously, loans were classified as investments and measured at fair value using Level 3 inputs. Participant loans have been reclassified to Receivables: Promissory notes from participants as of December 31, 2010 and 2009. Interest income related to promissory notes has been reclassified to Interest income - promissory notes from participants.

Participant Account Valuation

Participant account balances are valued under the unit value accounting method. The value of a unit is determined by dividing the net assets of each fund at each valuation date by the total number of outstanding units. The number of units is then adjusted by each participant's contributions, transfers, withdrawals and distributions based upon the unit value as of the valuation date.


9

Note 2 - Continued

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and amounts reported in the Statements of Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Trustee fees and expenses, audit fees, and blanket fidelity insurance premiums are paid by the Company. Recordkeeping, communication, and other administrative expenses are paid by the Plan, through adjustments to the net asset value ("NAV") of certain funds. Expenses related to the purchase and sale of securities including commissions, fees and stock transfer taxes are paid by the Master Trust and are netted with the cost of purchases or the proceeds from sales.

Note 3 - Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 25, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter, however, the Plan Administrator believes the Plan and trust continue to be designed and operated in compliance with the requirements for income tax exemption under the Internal Revenue Code, and no income tax provision is required.

Note 3 - Continued

The Plan recognizes the tax benefits of certain tax positions only when the position is "more likely than not" to be sustained assuming examination by tax authorities. The tax benefit recognized is the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. As of and during the period ended December 31, 2010, the Plan did not have any liabilities for uncertain tax positions. The Plan's tax years for 2007, 2008, and 2009 are open and subject to examination by the Internal Revenue Service.

Note 4 - Investment in the Master Trust

The Plan's investment in the Master Trust represents 5% or more of the net assets available for benefits. At December 31, 2010, the Plan's specific interest in the net assets of the Master Trust was 28.1% (28.6% at December 31, 2009). Net assets of the Master Trust at December 31, 2010 and 2009, were as follows:

	December 31, 2010	December 31, 2009
Common Stock - MeadWestvaco	$276,647,781	$306,998,345
(December 31, 2010: 10,575,221 shares; December 31, 2009: 10,772,960 shares)		
Registered investment companies	292,186,606	273,362,536
Common collective trusts	337,467,259	178,049,438
Synthetic GICs	-	141,450,095
Total investments, at fair value	906,301,646	899,860,414
Net receivables (payables) from pending transactions and expense accruals	103,037	(103,774)
Net assets	906,404,683	899,756,640
Adjustment from fair value to contract value for fully benefit-responsive contracts	213,875	5,738,267
Net assets, at contract value	$906,618,558	$905,494,907

Note 4 - Continued

Fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for benefits. The Master Trust holds an investment in a Stable Value Fund which consists of holdings in a common collective trust ("CCT"), synthetic GICs, cash, and cash equivalents.

The CCT holds investments in both traditional and synthetic GICs. The fair value of the Master Trust's investment in the CCT is apportioned on the basis of the relative interest of each participating investor. The contract and fair values of the CCT were $4,619,338 and $6,564,257, and $4,405,463 and $6,260,332 at December 31, 2010 and 2009, respectively.

The synthetic GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive contracts or wrapper contracts issued by a third-party which are backed by underlying assets. The overall credit quality of the portfolio of assets underlying the synthetic GICs is AAA. The portfolio includes mortgages, fixed income securities, and United States treasury notes and bonds. The synthetic GIC contracts were liquidated on December 28, 2010 and funds were temporarily invested in the Dwight Stable Value STIF Fund. Subsequently, upon closing of the Dwight Stable Value Fund in 2011, participant balances were invested in other funds in the Plan in accordance with instructions from participants and, in the absence of such instructions, in age appropriate life style funds in the Plan. The contract and fair values of the synthetic GICs were $146,884,437 and $141,450,095 respectively, at December 31, 2009.

The contracts (wrapper contracts) are credited with earnings on the underlying investments and charged for participant withdrawals and wrapper fees. The contracts are included in the financial statements at contract value because they are fully benefit-responsive. The crediting interest rate is based on an agreed-upon formula with the contract issuer and is adjusted quarterly to reflect the performance of the underlying investment securities. The Stable Value Fund average yield based on earnings at fair value approximated 2.0% and 3.20% for 2010 and 2009, respectively. The Stable Value Fund average yield based on interest credited to participant's accounts approximated 2.0% and 2.07% for 2010 and 2009, respectively.

Note 4 - Continued

For the CCT and synthetic GICs, fair value is equal to the market value of the underlying security plus any accrued interest. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents, including complete or partial plan termination or merger with another plan; (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions; (3) plan sponsor events, such as divestitures or spin-offs of subsidiaries, that cause a significant withdrawal from the Plan, or; (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The net earnings of the Master Trust during the year ended December 31, 2010 (including gains and losses on investments bought and sold, as well as held during the year) resulted from the following:

Interest and dividend income	$16,079,088
Net appreciation (depreciation) in fair value of investments:	
Common stock - MeadWestvaco	(23,079,917)
Registered investment companies	27,048,888
Common collective trusts	18,082,897
Net earnings of the Master Trust	$38,130,956

Note 5 - Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Additionally, participants have the option of investing in MeadWestvaco common stock. There were purchases of 1,108,623 shares of MeadWestvaco common stock by the Master Trust totaling $26,597,113, and distributions of 1,178,190 shares totaling $31,784,242 for the year ended December 31, 2010.

Note 6 - Fair Value Measurement

On January 1, 2008, the plan adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820-10 "Fair Value Measurements and Disclosures," which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Inputs may be based on independent market data ("observable inputs") or they may be internally developed ("unobservable inputs"). The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820-10 are as follows:

Level 1 - Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not considered to be active, inputs other than quoted prices that are observable for the asset or liability, and inputs that derived principally from or corroborated by observable market data by correlation or other means.

Note 6 - Continued

Level 3 - Unobservable inputs that reflect an entity's own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the period.

In January 2010, "FASB" issued Accounting Standards Update 2010-06, "Improving Disclosures about Fair Value Measurements" (ASU 2010-06). Management evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2010, there were no significant transfers in or out of levels 1, 2, or 3.

Plan management's assessment of the assets specific to the Master Trust (which holds the assets of the Plan) is based on the lowest level of any input that is significant to the fair value measurement in its entirety, as of December 31, 2010 and 2009. The categorization of a value determined for a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Plans' perceived risk of that instrument. Plan Management has used valuation techniques to maximize observable inputs and minimize the use of unobservable inputs.

Note 6 - Continued

Following is a description of the valuation methodologies used for assets at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Equities: Valued at the closing price reported in the primary and secondary markets. When quoted prices are not available, similar instruments adjusted for certain risks that may not be observable are used, such as liquidity risks.

Mutual funds and common collective trusts: Fair value represents the net asset value (NAV) of the fund shares, which is calculated based on the valuation of the funds' underlying investments at fair value at the end of the year. The investments are public investment vehicles, which are using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, excluding transaction costs, minus its liabilities, and then divided by the number of shares outstanding.

Note 6 - Continued

The following information is presented for investments recorded in the Plan's statements of net assets available for benefits at December 31, 2010 and 2009, respectively.

Asset	December 31, 2010	Level 1	Level 2	Level 3
Registered Investment Companies and Common Collective Trusts:				
Lifestyle Funds	$ 73,899,748	$ -	$ 73,899,748	$ -
Large-Cap Equity	184,863,701	123,384,116	61,479,585	-
International Equity	67,450,187	52,749,376	14,700,811	-
Small-Mid Cap Equity	54,611,766	42,341,201	12,270,565	-
Intermediate-Term Fixed Income	79,727,925	63,504,126	16,223,799	-
Stable Asset Fund	4,405,463	-	4,405,463	-
Money Market Fund	164,695,075	10,316,204	154,378,871	-
Common Stock:				
MeadWestvaco	276,647,781	276,647,781	-	-
Total Investments at Fair Value	$906,301,646	$568,942,804	$337,358,842	$ -

Note 6 - Continued

Asset	December 31, 2009	Level 1	Level 2	Level 3
Registered Investment Companies and Common Collective Trusts:				
Lifestyle Funds	$ 59,988,398	$ -	$ 59,988,398	$ -
Large-Cap Equity	173,911,258	118,387,921	55,523,337	-
International Equity	69,890,735	54,106,949	15,783,786	-
Small-Mid Cap Equity	37,734,754	31,503,347	6,231,407	-
Intermediate-Term Fixed Income	66,413,735	52,436,925	13,976,810	-
Stable Value Fund	6,260,332	-	6,260,332	-
Money Market Fund	37,212,762	10,370,124	26,842,638	-
Common Stock:				
MeadWestvaco	306,998,345	306,998,345	-	-
Synthetic GIC's	141,450,095	-	141,450,095	-
Total Investments at Fair Value	$899,860,414	$573,803,611	$326,056,803	$ -

Note 7 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2010	December 31, 2009
Net assets available for benefits per the financial statements	$273,958,295	$270,276,082
Less: Amounts allocated to withdrawing participants	(81,107)	(67,418)
Net assets available for benefits per Form 5500	$273,877,188	$270,208,664

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2010 to the Form 5500:

	December 31, 2010
Benefits paid to participants per the financial statements	$22,603,664
Add: Amounts allocated to withdrawing participants at December 31, 2010	81,107
Less: Amounts allocated to withdrawing participants at December 31, 2009	(67,418)
Benefits paid to participants per Form 5500	$22,617,353

MEADWESTVACO CORPORATION SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN FOR BARGAINED HOURLY EMPLOYEES

(Employer Identification Number 31-1797999)

SCHEDULE H, LINE 4i - Schedule of Assets (Held at End of Year)

December 31, 2010

a.	b.	c.	d.	e.
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
*	Participant loans	Notes receivable with repayments terms of 1 -15 years and interest rates of 4.0% - 10.75%.	-	$18,251,639

*Denotes party-in-interest



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MEADWESTVACO CORPORATION SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN FOR BARGAINED HOURLY EMPLOYEES

By /s/ Eric J. Lancellotti
Eric J. Lancellotti
Plan Administrator

Date: June 20, 2011

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements (No. 333-81642, No. 333-116860, No. 333-147176, and No. 333-170664) on Form S-8 of MeadWestvaco Corporation of our report dated June 20, 2011, relating to the statements of net assets available for benefits as of December 31, 2010 and 2009 and the statement of changes in net assets available for benefits for the year ended December 31, 2010 and the related supplemental schedule of MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees, appearing in this Form 11-K.

BDO USA, LLP

Richmond, Virginia
June 20, 2011



MeadWestvaco Corporation
299 Park Avenue
New York, NY 10171

+1 212.318.5715 T
+1 212.318.5035 F

JOHN J. CARRARA
Associate General Counsel and Assistant Secretary

June 20, 2011

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: MeadWestvaco Corporation Savings and
Employee Stock Ownership Plan for
Bargained Hourly Employees
Registrant CIK Number 0001159297

Dear Sir:

Enclosed for filing under the Securities Exchange Act of 1934 are four copies of the Annual Report of the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees on form 11-K for the Plan Year ended December 31, 2010. One copy has been manually signed. This copy includes the executed consent of BDO Seidman, LLP, independent accountants, relating to the financial statements.

The Annual Report is not being filed under EDGAR but under cover of FORM SE.

Enclosed is a duplicate of this letter. Kindly acknowledge receipt of this filing by stamping the duplicate letter and returning the same to my attention. A stamped self-addressed envelope is provided.

Very truly yours,